Exhibit 10.17

Mark J. Cantwell, Ph.D.	October 30, 2003

Dear Mark,
Thank you for your comments today and your interest in working for us. This letter is to confirm our offer to you to join ADVENTRX Pharmaceuticals as a full-time employee as of Monday, November 3, 2003.
You will begin employment as Director, Preclinical Programs, reporting directly to me, at a starting salary of $90,000.00 annually, paid every two weeks on the 1st and 15th of each month. We have agreed to this level of compensation with the understanding that you have opted to not participate in the Employee Benefits Program for Healthcare coverage. You will receive a performance review on an annual basis, which will be based upon an assessment of your ability to achieve agreed upon goals and the extent of your contribution to the overall organization. Employment is on an at-will basis.
You will be responsible for conducting R & D activities both internally, once new laboratories are in place, and externally to implement our testing and development programs to further our preclinical and clinical projects. You will take primary responsibility for the implementation of our new laboratory facilities and be in charge of managing laboratory budgets and expenditures under my direction. A key responsibility will be to develop a plan and implementation schedule for submitting and obtaining government and commercial grants to support our preclinical and clinical programs. We expect you to work on grant proposals that are directed to the Company and grant proposals that can be submitted in conjunction with our key outside researchers and clinicians. You will assist me in efforts that will result in speaking engagements at research and clinical meetings, assist me in the development of research and clinical protocols and lend assistance to management on marketing and technical materials for the Company. You will also be expected to assist me in technical searches, R&D planning, technology assessments and marketing research.
You will be awarded 50,000 stock options, under the currently approved Employee Stock Option Program of ADVENTRX, at a price of $1.25 per share. The first 25,000 options will vest at the first anniversary of your employment and the second 25,000 options will vest on your second anniversary. There will also be the possibility to receive additional stock options in the future based upon your performance and the overall success of the
9948 Hibert St., Suite 100 • San Diego, CA 92131
Telephone (858) 271-9671 • Fax (858-271-9678 • www.adventrx.com • OTCBB:AVRX

Company. Your Non Statutory Stock Option Agreement is attached. It is subject to acceptance of your employment offer and approval by the Board of Directors.
You are entitled to 2 weeks paid vacation per year during your first three years of employment and 3 weeks paid vacation thereafter. You will also have time off on holidays with full pay. In addition, based upon hours worked and expected fluctuations in schedules, you will receive comp time based upon my recommendation and corporate approval.
In your new capacity you will play an instrumental role in the future success of the Company, as we move from our preclinical to clinical development status. I would suggest that we work together to define your job description in greater detail so that we are both in agreement with objectives that will meet your personal goals and the overall goals of ADVENTRX.
Please sign both copies of this letter with your acceptance and return one in the envelope provided.
Sincerely,

/s/ Joan M. Robbins
Joan M. Robbins, Ph. D	/s/ Mark J. Cantwell	10-31-03

Chief Technical Officer	Acceptance — Mark J. Cantwell, Ph.D. —	date signed